Part II:

Item 1:   Broker-Dealer Operator Trading Activities on the ATS

a. Are business units of the Broker-Dealer Operator permitted to enter or direct the entry of orders and trading interest (e.g., quotes, conditional orders, or indications of interest) into the NMS Stock ATS? If yes, name and describe each type of business unit of the Broker-Dealer Operator that enters or directs the entry of orders and trading interest into the ATS (e.g., NMS Stock ATS, type of trading desks, market maker, sales or client desk) and, for each business unit, provide the applicable MPID and list the capacity of its orders and trading interest (e.g., principal, agency, riskless principal).

Yes. GSCO is a leading global investment banking, securities and investment management firm that provides a wide range of financial services to a substantial and diversified client base that includes corporations, financial institutions, governments and individuals. As such, GSCO has a number of business units that engage in various securities trading activities that may enter and/or direct the entry of orders to Sigma X2 using limit or Peg order types, and using GSCO systems that include GSCO order handling algorithms, smart order routing, or directed orders. Sigma X2 ~~only~~ accepts Firm orders, Conditional orders, and Firm Up orders~~,~~ associated with Conditional orders ("Firm and Conditional orders" unless otherwise specified) as further described in Part III, Item 7 (Order Types and Attributes) and Item 9 (Conditional Orders and Indications of Interest). ~~t~~The system does not accept any other form of trading interest. Set forth below are the GSCO business units that are responsible for facilitating GSCO's trading activities on Sigma X2 in an agency or principal capacity:

SALES TRADING & GSET: The Goldman Sachs Electronic Trading ("GSET") business unit and the Sales Trading business unit provide execution services to high-touch (Sales Trading) and low-touch (GSET) clients in single stock, derivatives, program trades, or synthetics/ETFs. Sales Trading personnel may facilitate the routing of orders to internal GS trading desks or to various listed exchanges and/or liquidity pools, which can include order routing to Sigma X2 for execution. GSET provides clients with access to algorithmic strategies and systems the clients can use to route orders to various listed exchanges and/or liquidity pools, which can include order routing to Sigma X2 for execution. These business units can send orders to Sigma X2 in an agency capacity under the MPIDs GSCO and GSCS.

EQUITIES MACRO ONE DELTA - AMERICAS: This GSCO business unit engages in market making-related activities in cash equities and exchange-traded ("listed") and over-the-counter ("OTC") equity derivatives of various forms, and hedges the risk associated with this activity. Equity Macro One Delta activities include block positioning, exchange market making, creation and redemption of ETFs and corresponding equity underlier baskets, and OTC facilitation of client, customer, and counterparty transactions in equities products. This business unit sends orders to Sigma X2 in agency and principal capacities under the MPID GSCO.

EQUITIES MICRO ONE DELTA - AMERICAS: This GSCO business unit engages in market making-related activities in equities single stock securities and products and hedges the risks associated with those activities. The activities of this business unit include block positioning, effecting transactions on exchanges, and OTC facilitation of client, customer, and counterparty transactions in single stock equities products. This business unit sends orders to Sigma X2 in agency and principal capacities under the MPID GSCO.

EQUITIES MACRO DERIVATIVES - AMERICAS: This GSCO business unit engages in market making and market making-related activities in index based listed/exchange-traded and OTC index equity derivatives, and performs hedging of corresponding risk associated with those activities. The activities of this business unit include agency execution of exchange-traded derivative securities, as well as listed and OTC facilitation of client, customer, and counterparty derivatives transactions. This business unit sends orders to Sigma X2 in agency and principal capacities under the MPID GSCO.

EQUITIES MICRO DERIVATIVES - AMERICAS: This GSCO business unit engages in market making and market making-related activities in single stock listed/exchange-traded derivative securities and OTC instruments (e.g., convertibles and derivatives), and hedges the risk associated with those activities. Equity Micro Derivatives activities include agency execution of single stock exchange traded derivative securities, as well as listed and OTC facilitation of client, customer, and counterparty derivatives transactions. This business unit sends orders to Sigma X2 in agency and principal capacities under the MPID GSCO.

EQUITIES - STRUCTURED PRODUCTS AND WORLD EXOTICS: This GSCO business unit engages in market-making and related activities that includes activities in listed, OTC, securitized derivatives on securities and cross-asset derivatives (i.e., a derivative involving a combination of equity, foreign exchange, interest rates, credit and/or commodities called "hybrids"). This business unit sends orders to Sigma X2 in a principal capacity under the MPID GSCO.

CREDIT - US INDEX TRADING: The GSCO business within Global Credit engages in market making-related activities in credit index products, including credit ETFs, and hedges the risks associated with these activities. These activities include market making, OTC facilitation of client, customer and counterparty transactions, and transactions executed on various electronic trading platforms (e.g., Bloomberg, MarketAxess, Trade Web) in the United States. This business unit sends orders to Sigma X2 in a principal capacity under the MPID GSCO.

In addition to the above referenced business units, the Equities Delta Hedging Facility ("EDHF"), is the Firm's automated hedging tool used to manage its equities-related principal risk positions. As part of the Firm's process for managing principal risk, various above-described business units within GSCO's equities business may send principal equities orders to EDHF. EDHF then uses the GSCO algorithms and smart order router (SOR) to manage the Firm's risk position. Such orders can be routed to Sigma X2 in a principal capacity under the MPID GSCO. The profits and losses associated with such hedging are allocated back to the above-described equities businesses. The EDHF tool operates within the Equities Macro One Delta - Americas business unit.

Item 2:   Affiliates Trading Activities on the ATS

a. Are Affiliates of the Broker-Dealer Operator permitted to enter or direct the entry of orders and trading interest into the NMS Stock ATS? If yes, name and describe each type of Affiliate that enters or directs the entry of orders and trading interest into the ATS (e.g., broker-dealer, NMS Stock ATS, investment company, hedge fund, market maker, principal trading firm), and, for each Affiliate, provide the applicable MPID and list the capacity of its orders and trading interest (e.g., principal, agency, riskless principal).

GSCO has a number of affiliate organizations that are classified as Broker-Dealers and Investment Advisors (domestic and foreign) that engage in various securities trading activities. Currently however, only Goldman Sachs International ("GSI"), a foreign affiliate that is not registered in the U.S., is entitled to send Firm and Conditional orders to GSCO in a principal or agency capacity, which, where warranted, may be entered or directed to Sigma X2 by GSCO using GSCO's algorithms or the GSCO SOR. These orders have GSCO's MPID attached to them.

Please note that while GSCO's affiliate Goldman Sachs Asset Management, L.P. ("GSAM"), a U.S. registered entity, routinely interacts and routes orders to GSCO to facilitate trade execution, GSAM is not permitted to enter or direct the entry of orders to Sigma X2.

Item 3:   Order Interaction with Broker-Dealer Operator; Affiliates

a. Can any Subscriber opt out from interacting with orders and trading interest of the Broker-Dealer Operator in the NMS Stock ATS? If yes, explain the opt-out process

Direct Subscribers and Indirect Subscribers (defined in Part II, Item 5.a.) also are referred to herein collectively as "Participants." Participants can restrict interactions with GSCO Firm and Conditional principal orders for any reason (e.g., where required pursuant to Section 28(e) of the Exchange Act) by using the "Agency Only Execution" condition (See Part III, Item 11.c.). This restriction is applied at the Participant-level. The manner in which Participants can opt-out of interacting with GSCO principal flow is described in Part III, Item 11.c

Item 5:   Other Products and Services

a. Does the Broker-Dealer Operator offer Subscribers any products or services for the purpose of effecting transactions or submitting, disseminating, or displaying orders and trading interest in the NMS Stock ATS (e.g., algorithmic trading products that send orders to the ATS, order management or order execution systems, data feeds regarding orders and trading interest in, or executions occurring on, the ATS)? If yes, identify the products or services offered, provide a summary of the terms and conditions for use, and list here the applicable Item number in Part III of this form where the use of the product or service is explained. If there is no applicable Item in Part III, explain the use of the product or service with the ATS here.

Subscribers can access Sigma X2 directly ("Direct Subscribers") or indirectly ("Indirect Subscribers"), and all Subscribers can utilize both ATS and non-ATS GSCO offered products and services.
Direct Subscribers access Firm and Conditional order types at Sigma X2 via a FIX connection. Indirect Subscribers access Firm and Conditional order types at Sigma X2 via non-ATS GSCO offered products and services, which may include:
i. GSCO algorithms, which accept parent-level orders and can send portions of such orders (i.e., child orders) to GSCO's SOR. GSCO's SOR may route such orders to Sigma X2 or other market centers, as described below;
ii. The GSCO SOR (hosted in Carteret and NY4), which can route various orders to Sigma X2 or other market centers or may route directed orders to Sigma X2; and
iii. The GSCO Direct Market Access ("DMA") System, which GSCO clients may use to direct orders to Sigma X2 or other market centers using their own algorithms, i.e., non-GSCO algorithms. Orders routed via the GSCO DMA System do not pass through, and are not known by, GSCO's SOR.
Direct Subscribers' Firm and Conditional orders experience less latency than Indirect Subscribers' orders.
Sigma X2 does not display orders to Participants, or outside of Sigma X2. However, GSCO's SOR is aware of orders it has posted in all venues, including Sigma X2. The GSCO SOR uses knowledge of ~~such~~ Firm orders to predict venue-level fill rates. This data is not communicated outside of the SOR.

Part III:

Item 2:   Eligibility for ATS Services

b. Are there any other conditions that the NMS Stock ATS requires a Person to satisfy before accessing the ATS services? If yes, list and provide a summary of the conditions.

GSCO, as a multi-service Broker-Dealer (and except with respect to its affiliated entities) requires all Participants (whether Direct or Indirect Subscribers) to execute various account documentation relating to sales and execution services provided by GSCO. Participants are subject to the GSCO onboarding process applicable to all GSCO clients. Once the general GSCO onboarding process is complete, GSCO clients have access to a variety of products and services offered by GSCO including, but not limited to, Sigma X2. During the GSCO onboarding process, a variety of criteria are taken into account for establishing new client relationships and providing clients with access. For example, Goldman Sachs has onboarding policies, procedures, and internal processes designed to prevent and detect money laundering. Other factors in assessing and onboarding clients include background checks and financial and credit standing.
In addition, to route Firm and Conditional orders to Sigma X2 via a direct connection (i.e., become a Direct Subscriber), a Participant also must sign, as noted in Item 2.d. below, a subscriber agreement or a mutual access agreement (discussed in more detail in Part II, Item 4.a. above) governing and specifying the nature of the relationship between GSCO and the client. Pursuant to the terms of the agreements and/or account documentation entered into with GSCO, Participants have contractual obligations to abide by all applicable rules and regulations.

Item 4:   Hours of Operation

a. Provide the days and hours of operation of the NMS Stock ATS, including the times when orders or trading interest can be entered on the ATS, and any hours of operation outside of regular trading hours.

Sigma X2 operates Monday through Friday from 8:00 a.m. to 4:00 p.m. Eastern Time ("ET"). Sigma X2 accepts Firm and Conditional orders beginning at 8:00 a.m. ET, but matching only occurs during regular trading hours - 9:30 a.m. to 4:00 p.m. ET. Sigma X2 will observe the U.S. holidays and early closings as published by the national stock exchanges.

Item 5:   **Means of Entry**

a.   Does the NMS Stock ATS permit orders and trading interest to be entered directly into the ATS (e.g., via Financial Information eXchange ("FIX") protocol, Binary)? If yes, explain the protocol that can be used to directly enter orders and trading interest into the ATS.

Direct Subscribers access Sigma X2 directly via a standard FIX connection (FIX version 4.2) dedicated to Sigma X2 and utilize FIX protocol for Firm and Conditional order submission.

c.   Are there any other means for entering orders and trading interest into the NMS Stock ATS (e.g., smart order router, algorithm, order management system, sales desk)? If yes, identify and explain the other means for entering orders and trading interest, indicate whether the means are provided through the Broker-Dealer Operator, either by itself or through a third-party contracting with the Broker-Dealer Operator, or through an Affiliate of the Broker-Dealer Operator, and list and provide a summary of the terms and conditions for entering orders or trading interest into the ATS through these means.

Indirect Subscribers can enter and access Firm and Conditional order types at Sigma X2 via non-ATS GSCO offered products and services, which may include:
i. GSCO algorithms, which accept parent-level orders and can send portions of such orders (i.e., child orders) to GSCO's SOR. GSCO's SOR may route such orders to Sigma X2 or other market centers, as described below;
ii. The GSCO SOR (hosted in Carteret and NY4), which can route various orders to Sigma X2 or other market centers or may route directed orders to Sigma X2; and
iii. The GSCO DMA System, which GSCO clients may use to direct orders to Sigma X2 or other market centers using their own algorithms, i.e., non-GSCO algorithms. Orders routed via the GSCO DMA System do not pass through, and are not known by, GSCO's SOR.
Firm and Conditional O̶orders sent to Sigma X2 by Indirect Subscribers, GSI, and GSCO business units via GSCO algorithms and the GSCO SOR are sent directly to Sigma X2 once the routing decision is made by the GSCO SOR, and use a FIX connection and the same FIX protocol as described in the response to Part III, Item 5.a. above.

Item 7:   **Order Types and Attributes**

a.   Identify and explain each order type offered by the NMS Stock ATS. In your explanation, include the following:
i. priority, including the order type's priority upon order entry and any subsequent change to priority (if applicable); whether and when the order type can receive a new time stamp; the order type's priority vis-à-vis other orders on the book due to changes in the NBBO or other reference price; and any instance in which the order type could lose execution priority to a later arriving order at the same price;
ii. conditions, including any price conditions (e.g., how price conditions affect the rank and price at which it can be executed; conditions on the display or non-display of an order; or conditions on executability and routability);
iii. order types designed not to remove liquidity (e.g., post-only orders), including what occurs when such order is marketable against trading interest on the NMS Stock ATS when received;
iv. order types that adjust their price as changes to the order book occur (e.g., price sliding orders or pegged orders) or have a discretionary range, including an order's rank and price upon order entry and whether such prices or rank may change based on the NBBO or other market conditions when using such order type; when the order type is executable and at what price the execution would occur; whether the price at which

the order type can be executed ever changes; and if the order type can operate in different ways, the default operation of the order type;
v. whether an order type is eligible for routing to other Trading Centers;
vi. the time-in-force instructions that can be used or not used with each order type;
vii. the circumstances under which order types may be combined with another order type, modified, replaced, canceled, rejected, or removed from the NMS Stock ATS; and
viii. the availability of order types across all forms of connectivity to the NMS Stock ATS and differences, if any, in the availability of an order type across those forms of connectivity.

ORDER TYPES AND PARAMETERS
Upon receipt of each order, Sigma X2 will determine and apply an "Assigned Limit Price." For Firm and Conditional orders, the Assigned Limit Price of an order is the highest price for a buy order (lowest for a sell order) at which the order may be executed at or within the National Best Bid and Offer ("NBBO") after applying the constraints selected by the Participant (e.g., limit price or peg type). Assigned Limit Prices will be reevaluated and updated as may be necessary with each change in the NBBO. Sigma X2 will not apply an Assigned Limit Price worse than the Participant's Limit Price. Sigma X2 supports the following order types:
LIMIT ORDERS. For Firm and Conditional orders, Limit orders, which are determined by the Participant, are posted to the Sigma X2 order book with an Assigned Limit Price equal to the order's Limit Price with the following exception:
- Firm and Conditional ~~O~~orders with prices outside the NBBO (i.e., at prices higher than the NBBO for buy orders and lower than the NBBO for sell orders) are given an Assigned Limit Price at the NBBO. For example, if the NBBO is $10.00 x $10.02, a buy order with a limit price of $10.03 will have an Assigned Limit Price of $10.02.
Pursuant to Rule 612 under Regulation NMS, Firm and Conditional orders with a price not within the minimum quotation increment will be rejected. (For orders priced at or above $1.00, the minimum increment is $0.01. For orders below $1.00, the minimum increment is $0.0001. The Assigned Limit Price will follow these pricing requirements.)
No Firm or Firm Up order will be executed at a price worse than the order's Limit Price. If a Participant amends the Limit Price of a~~n~~ Firm or Conditional order, Sigma X2 will reevaluate and update the Assigned Limit Price as may be necessary.
PEG ORDERS. For Firm and Conditional orders, Sigma X2 supports three peg types:
- Mid Peg - an order pegged to the midpoint of the current NBBO.
- Market Peg - an order pegged to the far side of the NBBO (e.g., best offer for a buy order).
- Primary Peg - an order pegged to the near side of the NBBO (e.g., best bid for a buy order).
All Firm and Conditional peg orders require a limit price. A Firm or Conditional peg order will have an Assigned Limit Price as close to the midpoint of the NBBO as possible given the constraints of the order's peg type and limit price. For example, where the NBBO is $10.00 x $10.02:
- a Mid Peg sell order with a limit price of $10.00 will have an Assigned Limit Price of $10.01; and
- a Mid Peg sell order with a limit price of $10.02 will have an Assigned Limit Price of $10.02.
Attached are examples of the Assigned Limit Price logic for buy and sell orders. Note, if a Participant amends the peg instruction of a~~n~~ Firm or Conditional order, Sigma X2 will update the Assigned Limit Price as appropriate. Sigma X2 also will reevaluate and update the Assigned Limit Price of a Firm or Conditional Peg Order, as may be necessary, as a result of changes to the NBBO.
SECURITIES PRICED UNDER $1.00.
- For Firm and Conditional orders, ~~W~~where the Assigned Limit Price of an order would be the midpoint of the NBBO and the midpoint price extends to five decimal places, Sigma X2 will apply conservative rounding to four decimal places (i.e., the price of a sell order will be rounded up, and the price of a buy order will be rounded down).
- Accordingly, where the Assigned Limit Price of a midpoint peg sell order and a midpoint peg buy order would be the midpoint of the NBBO, which for example is $0.60045, the Assigned Limit Price of the sell order will be $0.6005, and the Assigned Limit Price of the buy order will be $0.6004. Sigma X2 would not match these orders.

TIME IN FORCE
Sigma X2 supports Day and IOC time in force designations on orders. Any combination of order type, described above, and one of the two time in force designations is valid for Firm orders. Conditional orders must be sent with a time in force of Day, while Firm Up orders can be sent with a time in force of Day or IOC. Currently, the GSCO algorithms and SOR (described in Part II, Item 5.a.) make use of all order types and time in force combinations except for primary peg IOC orders.
Day Orders: For Firm orders, ~~T~~the order will remain in the Sigma X2 order book until it is cancelled, the full quantity is executed, or the market closes. For Conditional orders, the order will remain in the Sigma X2 order book until it is cancelled by the Participant, cancelled upon issuance of a Firm Up Request, or the market closes. Firm Up orders will remain active until executed (partial or full) or the Time Out period expires (as explained in Part III, Item 9.a). Day Firm and Day Conditional orders may be modified, replaced or cancelled by a Participant. A Day Firm Up order may only be modified, replaced or cancelled by a Participant if it is the first-in-time of two Firm Up orders resulting from a Conditional to Conditional match. Upon entry, Day Firm Up orders will be converted to an IOC for execution purposes (as explained in Part III, Item 9.a).
Immediate-or-Cancel ("IOC") Orders: ~~The~~ Firm IOC orders will match immediately with eligible resting contra-side orders and Sigma X2 will cancel back the balance. Firm IOC orders may not be modified, replaced or cancelled by a Participant. Firm Up IOC orders may remain active in Sigma X2 until cancelled, executed, or the Timeout Period expires (as noted in Part III, Item 9.a). A Firm Up IOC order may only be modified, replaced or cancelled by a Participant if it is the first-in-time of two Firm Up orders resulting from a Conditional to Conditional match.
For Firm orders, Participants can change a time in force designation on an order from Day to IOC, not the converse. At such time, Sigma X2 will: (i) reevaluate and update the Assigned Limit Price of the order as may be necessary; (ii) scan the book for available contra-side interest, treating the amended IOC order as a liquidity-taking order; and (iii) then, execute or cancel the order.
REASONS TO REJECT OR CANCEL ORDERS
~~An~~ Firm and Conditional orders may be rejected or cancelled for various reasons, including incomplete order instructions or if the order message contains an invalid instruction or parameter (e.g., missing side, size exceeding maximum allowable quantity). The Sigma X2 FIX spec, which is provided at onboarding, details all cancel and reject reasons.
Additionally, Firm and Firm Up executions will be blocked during locked or crossed market conditions.
ROUTING TO OTHER MARKET CENTERS
Sigma X2 does not route Firm or Conditional orders to other market centers.

Item 8: Order Sizes

a. Does the NMS Stock ATS require minimum or maximum sizes for orders or trading interest? If yes, specify any minimum or maximum order or trading interest size requirements and any related handling procedures.

The minimum Firm or Conditional order size is 1 share. The current maximum is 999,999 shares, but GSCO also applies Rule 15c3-5 related size limitations.

c. Does the NMS Stock ATS accept or execute odd-lot orders? If yes, specify any odd-lot order requirements and related handling procedures (e.g., odd-lot treated the same as round lot).

For both Firm and Conditional orders, ~~O~~odd lots are treated the same as round lots.

e. Does the NMS Stock ATS accept or execute mixed-lot orders? If yes, specify any mixed lot order requirements and related handling procedures (e.g., mixed lot treated the same as round lot).

For both Firm and Conditional orders, ~~M~~mixed lots are treated the same as round lots.

Item 9: Conditional Orders and Indications of Interest

a. Does the NMS Stock ATS send or receive any messages indicating trading interest (e.g., IOIs, actionable IOIs, or conditional orders)? If yes, identify and explain the use of the messages, including information contained in messages (e.g., price or size minimums), how the message is transmitted (e.g., order management system, smart order router, FIX), when the message is transmitted (e.g., automatically by the ATS, or upon the sender's request), the type of Persons that receive the message (e.g., Subscribers, Trading Centers), responses to conditional orders or IOIs (e.g., submission to firm-up conditional orders), and the conditions under which the message might result in an execution in the ATS (e.g., response time parameters, interaction, and matching).

☑ Yes   ☐ No

Sigma X2 accepts "Conditional orders", which are conditional indications of trading interest. Direct Subscribers can enter Conditional orders via a FIX connection. Indirect Subscribers may leverage Conditional orders through non-ATS GSCO offered products including GSCO algorithms, GSCO SOR, and the GSCO Direct Market Access ("DMA") System, as outlined in Part III Item 5 (Means of Entry).

A Conditional order is never executed. Instead, upon entry, a Conditional order will look to match with a contra Firm order or Conditional order in Sigma X2.

If a match is found for a Conditional order, an invitation to trade, known as a Firm Up Request, is sent to the Participant.

When a Firm Up Request is transmitted to a Participant via FIX message, the Conditional order to which it relates is cancelled by Sigma X2. A Firm Up Request contains a unique Firm Up ID, the quantity of the conditional match, and certain order details of the Conditional order to which it relates (e.g., price). Upon receipt of a Firm Up Request, a Participant may send a Firm Up order, but is not obligated to do so. To be accepted by Sigma X2, a Firm Up order must be received by Sigma X2 within 1 second of when Sigma X2 sent the Firm Up Request (i.e., Timeout Period). A Firm Up order received after the Timeout Period has elapsed will be rejected by Sigma X2.

When a Conditional order matches with another Conditional order, if a Firm Up order is subsequently sent by each side, the Firm Up orders will interact with each other. However, in the case where the first Firm Up order is cancelled by the Participant, cancelled by Sigma X2, or rejected by Sigma X2 before the second Firm Up order is received, the second Firm Up order is eligible to match with a Firm order(s) on the book. If both Firm Up orders are received by Sigma X2 before the Timeout Period elapses, the orders will be partially or fully executed if their respective order attributes still allow for a match. If, for example, the NBBO price moves away from the price of the Conditional match, the Firm Up orders will not execute.

As with Firm Orders, both Conditional and Firm Up orders can be entered with the Post-Only condition. If a Conditional or Firm Up order is entered with this order condition, it can only match with a liquidity-taking order (as described in Part III, Item 11.c). A Post-Only condition on a Firm Up order does not need to match a Post-Only condition on the originating Conditional order. For example, a Conditional order can be entered without a Post-Only condition but the resulting Firm Up can contain a Post-Only condition. In a Conditional to Conditional match, if the resulting Firm Up orders are both designated as Post-Only, no execution will occur and the orders will be cancelled by Sigma X2 after the Timeout Period elapses.

Before the Timeout Period elapses, a Participant may modify, replace, or cancel a Firm Up order if it is first-in-time of two Firm Up orders resulting from a Conditional to Conditional match. A Firm Up order that does not receive an execution before the Timeout Period elapses is considered expired and will be cancelled by Sigma X2. Firm Up orders received by Sigma X2 after the Timeout Period has elapsed will be rejected.

When a Conditional order matches with a Firm order, the Firm order could be executed or cancelled by the Participant before a Firm Up order is received by Sigma X2. In such instances, the Firm Up order will then match with any eligible resting contra-side order(s) and any unmatched portion of the Firm Up order will be cancelled.

Conditional orders and Firm Up orders are identified through values in FIX Tag 23012. See Part III, Item 8.a regarding minimum and maximum order sizes.

A Conditional order must have a Time In Force of Day or the order will be rejected. MinQty is supported as a parameter for Conditional orders, but is not required. A Conditional order may be modified, replaced or cancelled by a Participant, but attempts to change the order from Conditional to Firm or vice-versa will result in a cancel.

Only the following order details of a Firm Up order must match the original Conditional order: Symbol, Side, Price, OrderType, ExecInst (Market Peg, Mid Peg, Primary Peg), and MinQty. The Firm Up order must also contain the Firm Up ID from the Firm Up Request message. If any of these details are missing or differ from the original Conditional order, the Firm Up order will be rejected. A Firm Up order may have a different quantity than the original Conditional order and may have a different Time In Force (Day or IOC) than the Conditional order (Day only). Within Sigma X2, a Firm Up order can only be executed as an IOC order and, accordingly, a Firm Up order entered as Day will be automatically converted to IOC for execution purposes. A Time In Force value of IOC will be reflected on the FIX execution message. Additionally, a Firm Up order with a Time In Force of IOC may remain active in Sigma X2 from entry until cancelled, executed or the Timeout Period expires.

Firm Up orders are not guaranteed to receive an execution. If a Firm Up order receives a partial execution, any unfilled portion of the order will be cancelled.

Firm orders, by default, are eligible to interact with Conditional orders, but Direct Subscribers can opt-out of this behavior. This can be done on a per-order basis or at the FIX session level by contacting GSCO Coverage. This opt out only applies to interactions (i.e., matches) with Conditional orders. Firm orders that are opted-out of interacting/matching with Conditional orders can still match and execute with Firm Up orders. Consider the following example:

-Order A is a Firm order to buy and eligible to match with Conditional orders.

-Order B is a Firm order to buy and not eligible to match with Conditional orders.

-Order A has a higher priority than Order B on the basis of order entry time

-Order C is a Conditional order to sell.

-Upon receipt by Sigma X2, Order C matches with Order A and a Firm Up Request is sent for Order C

-Before a Firm Up order is received for Order C, Order A is cancelled

-The Firm Up order for Order C will match with Order B

Firm orders always have matching priority over Conditional orders. Accordingly, upon receipt by Sigma X2, Conditional orders will match with eligible contra-side Firm orders before eligible contra-side Conditional orders, including Conditional orders that have a better price or earlier entry time than a contra-side Firm order(s). Conditional to Firm order matching (like Firm to Firm order matching) follows price/broker/time priority. Consider the following example:

-The spread of the stock for Orders A, B, and C is $10.00 x $10.02

-Order A is a Conditional order to buy 2,000 shares at $10.01 that is resting in Sigma X2

-Order B is a Firm order to buy 1,000 shares at $10.00 that is resting in Sigma X2

-Order B was received by Sigma X2 after Order A

-Order C is a Conditional order to sell 1,000 shares at $10.00 and is received by Sigma X2 after Orders A and B

-As outlined in the priority rules, Order C will conditional match with Order B.

Conditional to Conditional order matching follows price/broker/size/time priority.

Counterparty Classification, as described in Part III Item 13, does not apply to Conditional orders.

b. If yes to Item 9(a), are the terms and conditions governing conditional orders and indications of interest the same for all Subscribers and the Broker-Dealer Operator? If no, identify and explain any differences.

☑ Yes   ☐ No

Item 10:   Opening and Reopening

a. Explain how the NMS Stock ATS opens or re-opens for trading, including when and how orders and trading interest are priced, prioritized, matched, and executed, and identify any order types allowed prior to the start of regular trading hours or following a stoppage of trading in a security during regular trading hours.

Sigma X2 accepts Firm and Conditional orders beginning at 8:00 a.m. ET, but matching only occurs during normal market hours - 9:30 a.m. to 4:00 p.m. ET. ~~The~~ Firm and Conditional orders will remain in an accepted state and no executions will occur until the matching engine detects the opening print and limit up limit down ("LULD") band from the primary listing exchange for each symbol. Once the matching engine begins trading, the standard priority logic and matching logic will be applied to any open orders. Following a stoppage of trading in a security during regular trading hours, Sigma X2 will not execute transactions until the matching engine detects a reopening print (for an exchange-initiated stoppage) or pricing information (for a Sigma X2-initiated stoppage) and a LULD band from the primary exchange. If the primary listing exchange does not reopen (or pricing information is unavailable) after a stoppage, Sigma X2 will not match Firm or Conditional orders in the security.

c. Explain how unexecuted orders and trading interest are handled at the time the NMS Stock ATS begins regular trading at the start of regular trading hours or following a stoppage of trading in a security during regular trading hours.

Firm and Conditional ~~O~~orders accepted by Sigma X2 will remain in an accepted state at the start of regular trading and Sigma X2 will not execute any orders until the matching engine detects the opening print and LULD band from the primary listing exchange for each symbol. Once the matching engine begins trading, the standard priority logic and matching logic will be applied to any open orders. Following a stoppage of trading in a security during regular trading hours, Sigma X2 will not execute transactions until the matching engine detects a reopening print (for an exchange-initiated stoppage) or pricing information (for a Sigma X2-initiated stoppage) and a LULD band from the primary exchange. If the primary listing exchange does not reopen (or pricing information is unavailable) after a stoppage, Sigma X2 will not match Firm or Conditional orders in the security.

Item 11:   Trading Services, Facilities and Rules

a. Provide a summary of the structure of the NMS Stock ATS marketplace (e.g., crossing system, auction market, limit order matching book) and explain the means and facilities for bringing together the orders of multiple buyers and sellers on the NMS Stock ATS.

Sigma X2 operates a non-displayed limit order book and provides anonymous matching of orders in all eligible NMS Stocks. Order entry by Direct Subscribers and Indirect Subscribers is effected utilizing the FIX protocol for order submission. Firm and Conditional ~~O~~orders are validated upon submission to Sigma X2 and any order that does not pass all validation is rejected. Once an order is accepted, Firm to Firm order matching in Sigma X2 follows price/broker/time matching priority and only matches buyers and sellers at prices within the NBBO consistent with the Counterparty Classification Framework described below in response to Part III, Items 13 and 14. As outlined in Part III, Item 9.a, Firm orders always have matching priority over Conditional orders. Conditional orders will match with eligible contra-side Firm orders ahead of eligible contra-side Conditional orders, including Conditional orders that have a better price or earlier entry time than a contra-side Firm order(s). Conditional to Firm order matching (like Firm to Firm order matching) follows price/broker/time priority; Conditional to Conditional order matching follows price/broker/size/time priority. The Counterparty Classification Framework does not apply to Conditional order matching.
Sigma X2 attempts to match orders upon the arrival of a new order or upon a price change (either a change to the NBBO or a Participant-initiated price change). Throughout the trading session, orders may be modified, replaced, cancelled, or executed. At the end of the trading session, all open orders are cancelled.

c. Explain the established, non-discretionary rules and procedures of the NMS Stock ATS, including order interaction rules for the priority, pricing methodologies, allocation, matching, and execution of orders and trading interest, and other procedures governing trading, such as price improvement functionality, price protection mechanisms, short sales, locked-crossed markets, the handling of execution errors, and the time-stamping of orders and executions.

Rules governing pricing and matching priority are described below.
MATCHING PRIORITY
For Firm to Firm order matching, Sigma X2's matching logic is based on price/broker/time priority and the Counterparty Classification Framework (See Part III, Item 13.a.). At a given price level, this logic prioritizes opposite side orders from the same or affiliated broker-dealer Direct Subscriber(s) for crossing as long as they are eligible to match within the Counterparty Classification Framework.   As outlined in Part III, Item 9.a, Firm orders always have priority over Conditional orders. Conditional orders will match with eligible contra-side Firm orders ahead of eligible contra-side Conditional orders, including Conditional orders that have a better price or earlier entry time than a contra-side Firm order(s). Conditional to Firm order matching (like Firm to Firm order matching) follows price/broker/time priority; Conditional to Conditional order matching follows price/broker/size/time priority.   The Counterparty Classification Framework does not apply to Conditional order matching.
By default, matching priority exists at the individual broker-dealer Direct Subscriber market participant identifier ("MPID") level. Alternatively, a broker-dealer Direct Subscriber can modify the default such that its "broker" status is instead based on all of its affiliated MPIDs. Under this approach, order flow routed from customers, businesses or desks of a broker-dealer Direct Subscriber under multiple affiliated MPIDs will have priority to execute with opposite side orders routed to Sigma X2 by the broker-dealer Direct Subscriber

using any of the affiliated MPIDs. Direct Subscribers can opt-out of the "broker" priority element by selecting the self-match prevention condition, as further described in the "Other Order Parameters and Conditions" discussion in this section.

GSCO broker status is inclusive of all of its affiliated MPIDs. Non-broker-dealer Direct Subscribers, as clients of GSCO, will receive matching priority with GSCO and its affiliated MPIDs. Specifically, all Firm and Conditional orders routed to Sigma X2 under a GS identifier ("GSID"), including GSCO client and/or principal orders, shall receive matching priority across all GSCO MPIDs.

Orders in Sigma X2 are treated as liquidity-taking or liquidity-providing based on their time of order arrival. When Sigma X2 assesses two orders for a potential match, the liquidity-providing order is the order that was first-in-time, and the liquidity-taking order is the order that was second-in-time. This applies to Firm and Firm Up orders. As described in Part III, Item 9.a, Conditional orders do not receive executions and, accordingly, are not designated as liquidity-providing or liquidity-taking. Firm and Firm Up ~~O~~orders subject to the Post-Only condition (described below), which are always liquidity-providing orders, are only assessed for potential matching with orders that Sigma X2 received later-in-time. For example, a common execution (matching scenario) occurs in Sigma X2 when a resting Firm Day order executes against an incoming IOC order and Sigma X2 classifies the resting Day order as liquidity-providing and the IOC order as liquidity-taking. Please refer to the attached Matching Scenarios grid for examples with respect to Firm and Firm Up orders. If a Conditional order is entered with a Post-Only condition, only a contra order entered later-in-time can be a match for the Conditional order, generating a Firm Up Request. Please see Part III, Item 9.a. for additional order matching information for Conditional orders.

As noted above, ~~price/broker/time~~ matching priority can be impacted where Participants choose to impose certain conditions (e.g., self-match prevention) on their Firm and Conditional orders to limit interaction with orders in Sigma X2, as further described in the "Other Order Parameters and Conditions" discussion in this section.

Any change to ~~an~~ Firm or Conditional order by a Participant will reset its time priority, with the exception of reduction in the size of an order or a short sale change (i.e., short sell order changed to long sell order or long sell order changed to a short sell order) as further discussed below. System updates to the Assigned Limit Price of an order will not change time priority (e.g., Pegged Orders).

OTHER ORDER PARAMETERS AND CONDITIONS

The ~~price/broker/time~~ execution priority (outlined above) may change in instances where the Participants choose to impose certain conditions on their orders, including:

- Minimum Executable Quantity ("MinQty") - allows Participants to specify a minimum quantity for execution against any single contra order. Participants can select this feature on an order-by-order basis.

Sigma X2 does not aggregate contra-side orders to meet the MinQty. The MinQty specified on an order can only be filled by a single contra-side order. To illustrate, if a Participant's order has a MinQty of 300 shares, that order can be filled only against a single contra-side order of at least 300 shares, not by multiple contra-side orders totaling 300 shares.

When multiple contra-side orders are matched in one matching cycle against an order with MinQty enabled, each individual contra-side order must satisfy the MinQty, but it is possible for a single execution to be less than the MinQty. To illustrate, if a Participant has an order for 500 shares and a MinQty of 300 shares and there are two contra-side orders of 300 shares each, the Participant's 500 share order will execute against each 300-share order--first for 300 shares and then for the remaining 200 shares--since both contra-side orders meet the Participant's MinQty.

Participants may utilize Tag 9500 (MinQtyInstruction) to specify the method by which the MinQty instructions are to be applied in the event of a leaves quantity that is less than the MinQty: A, which specifies that the order becomes All or None if the leaves quantity is less than the minimum executable quantity; or M, which specifies that the order is canceled back if the leaves quantity is less than the minimum executable quantity. Under the default setting, an order will become All or None if the leaves quantity is less than the minimum executable quantity. Firm Up orders only support the M value.

- Self-Match Prevention - allows Participants to block a match with themselves for regulatory reasons (e.g., prevents wash trades). Participants can select this feature at the Participant-level (i.e., at the MPID- or GSID-level, as applicable) or on an order-by-order basis.

- Affiliate-Match Prevention - allows Participants to block a match with an affiliated Participant. Sigma X2 applies this feature at the Participant-level.

- Agency-Only Execution - allows Participants to block principal executions with GSCO (e.g., where required pursuant to Section 28(e) of the Exchange Act). Sigma X2 applies this feature at the Participant-level.

- Post-Only – accepted on Firm and Conditional orders, allows Participants to submit orders that will only execute when they are first-in-time (i.e., liquidity-providing orders). Post-Only orders do not price slide and will be given an Assigned Limit Price upon entry (as described in Part III, Item 7.a). They can be entered with any peg type. Participants can select this feature on an order-by-order basis.

- Counterparty Classification - for Firm orders only, allows liquidity-providing Participants (described above) to designate the category or categories of liquidity-taking orders with which their liquidity-providing orders may interact (described in Part III, Item 13 a.). Participants can select this feature at the Participant-level or on an order-by-order basis.

In accordance with such instructions, Sigma X2 matching logic would bypass matching of Firm and Conditional orders as required by the above conditions. Participants can request the application of the above conditions through their Coverage teams. GSCO Coverage employees implement such requests, which become effective the following trading day.

Additional non-discretionary rules and procedures of Sigma X2 include:

PRICE IMPROVEMENT

Either the provider or taker of liquidity, or both, can receive price improvement. Price improvement is not necessarily split equally between a liquidity provider and a liquidity taker; instead, the execution price will be the price closest to the midpoint of the NBBO. Included as an attachment is a chart that illustrates price improvement in Sigma X2.

PRICE PROTECTION MECHANISMS

All Firm and Conditional orders in Sigma X2 require a Limit Price and will be given an Assigned Limit Price as described in Part III, Item 7.a. No order will be given an execution that would violate the order's Limit Price. No executions will take place outside the NBBO. Sigma X2 will suspend matching in a symbol that is currently quoted in a LULD straddle state.

SHORT SALES AND REGULATION SHO

Participants may enter short sale orders in compliance with Regulation SHO. This rule applies to short sale orders from U.S. registered broker-dealer subscribers and, as discussed below, each Firm and Conditional short sale order must specify that a locate has been obtained in accordance with Regulation SHO Rule 203(b)(1). Sigma X2 will rely on the locate exemption provided in Rule 203(b)(2)(i) when accepting short sale orders from its U.S. registered broker-dealer Direct Subscribers that are obligated to comply with Rule 203(b)(1). For non-broker-dealer Direct Subscribers, Sigma X2 will reject any short sale order that does not identify the broker who provided the locate.

For short sale orders subject to Rule 201 under Regulation SHO that are not permissibly priced for execution (i.e., not priced above the Constructed NBB or SIP NBB (as defined in response to Part III, Item 23), as the case may be), the Assigned Limit Price will be the lowest permissible price in compliance with Rule 201 (including in sub-penny increments for orders that may be priced in sub-pennies pursuant to Rule 612 under Regulation NMS). Such orders are executed at the Assigned Limit Price if there is an available contra-side order or, if not, they are held for execution at the new Assigned Limit Price or better. As quoted prices change, the Assigned Limit Price is updated to the lowest permissible price for execution under Rule 201 down to an order's original limit price. An order that is re-priced in this manner under Rule 201 does not have its original priority changed. Instead, the priority of such an order is established based on its original Assigned Limit Price.

LOCKED/CROSSED MARKETS

Sigma X2 will not execute Firm or Firm Up orders during a locked or crossed market.

TIME-STAMPING OF ORDERS AND EXECUTIONS

Orders are timestamped in microseconds at the time they are accepted by Sigma X2. Executions are timestamped in microseconds at the time that orders are matched.

ERRORS

GSCO handles errors involving Sigma X2 in accordance with the Firm's error policy. Bona fide errors are booked to the Sigma X2 error account. To remedy an error, using the Sigma X2 error account, GSCO will buy or sell shares, as needed, including through the use of GSCO algorithms and SOR, which may result in executions at various exchanges and market centers, including Sigma X2.

Item 13:   Segmentation; Notice

a. Are orders and trading interest in the NMS Stock ATS segmented into categories, classifications, tiers, or levels (e.g., segmented by type of participant, order size, duration, source, or nature of trading activity)? If yes, explain the segmentation procedures, including (i) a description for how orders and trading interest are segmented; (ii) identify and describe any categories, classification, tiers, or levels and the types of orders and trading interest that are included in each; (iii) provide a summary of the parameters for each segmented category and length of time each segmented category is in effect; (iv) any procedures for overriding a determination of segmented category; and (v) how segmentation can affect order interaction.

As described below, for Firm orders only, on either an order-by-order or Participant-level basis (by MPID or assigned GSID, as applicable), through a framework called Counterparty Classification, Sigma X2 offers Participants the ability to restrict the interaction of their liquidity-providing orders with specified categories of liquidity-taking orders. These categories are referred to as Taker Categories "a," "b," or "c." Liquidity-taking order flow is mapped into these Taker Categories based upon the results of an objective post-trade mark-out analysis (the "Mark-out Analysis"). GSCO performs the Mark-out Analysis for all liquidity-taking orders on approximately a monthly basis (and for new order flow, on an ad-hoc basis). Depending upon whether a Participant is a Direct or Indirect Subscriber, and other relevant characteristics and facts described below, the Mark-out Analysis may be performed for the entirety of a Participant's liquidity-taking order flow or with respect to identified subsets (i.e., segments) of such flow.

MARK-OUT ANALYSIS:

GSCO maps all Direct Subscriber liquidity-taking order flow in Sigma X2 into three Taker Categories (i.e., "a," "b," or "c") based on the Mark-out Analysis. To wit, this analysis and mapping is performed for all liquidity-taking orders in Sigma X2 - - i.e., all Direct Subscriber client orders (broker-dealer and non-broker-dealer Direct Subscribers) and all orders entering Sigma X2 under GSCO's MPID as a Direct Subscriber (GSCO principal orders and, separately, all Indirect Subscribers' orders). The GSCO Mark-out Analysis is a standardized assessment, across all securities, of the short-term price movement in a security that is associated with liquidity-taking executions. Specifically, the Mark-out Analysis evaluates short-term price movement in a security (i.e., impact on the security's mid-quote) that is measured on a percentage basis within a particular time horizon surrounding an execution. GSCO uses the results of the Mark-out Analysis to determine whether the executions were: (i) least likely to be unfavorable for the liquidity provider (Taker Category "a"); (ii) more likely to be unfavorable for the liquidity provider (Taker Category "b"); or (iii) most likely to be unfavorable for the liquidity provider (Taker Category "c"). GSCO uniformly applies the Mark-out Analysis to all liquidity-taking order flow--whether at the MPID-level, GSID-level, for individual Taker Tokens, or on an aggregated Taker Token basis (as described below). See "Taker Category Assessment - - Use of MPIDS, GSIDs, and Taker Tokens" and "Taker Tokens and 'Individual' vs. 'Aggregate' Execution Thresholds."

On approximately a monthly-basis, GSCO refreshes the Mark-out Analysis for all Direct Subscribers and, accordingly, a Direct Subscriber's assigned Taker Category may change, without notice, following each such analysis. After GSCO performs a Mark-out Analysis, any new or changed Taker Category(ies) will become effective the following trading day. In addition, GSCO will perform an ad-hoc Mark-out Analysis to determine and assign a Taker Category for a new Direct Subscriber's order flow as well as in response to an existing Direct Subscriber's identification of new order flow. Please see "Taker Category Assessment: Use of MPIDs, GSIDs and Taker Tokens." Following GSCO's performance of such ad-hoc Mark-out Analysis and determination of any new or changed Taker Category assignments, the new or changed Taker Category(ies) will become effective within seven business days.

To maintain the integrity of the Counterparty Classification Framework, GSCO may periodically, as needed, reassess and modify the metrics used to determine the three Taker Categories.

COUNTERPARTY CLASSIFICATION AND ORDER INTERACTION:

As noted above, for Firm orders only, on either an order-by-order or Participant-level basis, Sigma X2 offers Participants the ability to restrict the interaction of their liquidity-providing orders with a specified category (or categories) of liquidity-taking orders (i.e., Taker Categories "a," "b," or "c") through the designation of a "Contra Category." A Participant's Contra Category selection ("a," "b," or "c") for a liquidity-providing order determines the Taker Category (or Taker Categories) with which the liquidity-providing order may interact.

The impact of selecting Contra Category "a," "b," or "c", is as follows. When a Participant sending a liquidity-providing order selects Contra Category "a," the Participant's order will only interact with Taker Category "a" orders. If a Participant sending a liquidity-providing order selects Contra Category "b," the Participant's order may potentially interact with Taker Category "a" or "b" orders. If a Participant sending a liquidity-providing order selects Contra Category "c," the Participant's order may potentially interact with Taker Category "a," "b," or "c" orders. Included as an attachment is a chart illustrating the Counterparty Classification Framework and the interaction of liquidity-providing and liquidity-taking orders within this framework.

If a Direct Subscriber sends liquidity-providing orders without selecting a Contra Category, such liquidity-providing orders will be defaulted to Contra Category "c."

For Indirect Subscribers' orders that access Sigma X2 through the Indirect Subscribers' use of GSCO's algorithms or SOR, the relevant GSCO algorithm or SOR logic will determine the Contra Category for liquidity-providing orders. For example, liquidity seeking algorithmic and/or SOR strategies may be willing to provide liquidity to all liquidity-taking Taker Categories, while more passive strategies may limit the set of liquidity-taking Taker Categories with which they interact.

Indirect Subscribers that access Sigma X2 through GSCO's DMA System may select a Contra Category to be applied to all of their liquidity providing orders. If they do not select a Contra Category, their liquidity providing orders will be defaulted to Contra Category "c."

TAKER CATEGORY ASSESSMENT--USE OF MPIDS, GSIDS, AND TAKER TOKENS:

For purposes of GSCO's performance of its Mark-out Analysis on liquidity-taking orders, unless a Direct Subscriber chooses to further segment its order flow through the use of Taker Tokens (as described below), GSCO will analyze broker-dealer Direct Subscriber orders by assigned MPID and non-broker-dealer Direct Subscriber orders by assigned GSID. When conducting its Mark-out Analysis, GSCO will not aggregate trading activity across multiple MPIDs or GSIDs utilized by a particular Direct Subscriber. Instead, GSCO will conduct its Mark-out Analysis for each individual MPID or GSID. Accordingly, broker-dealer Direct Subscribers sending liquidity-taking orders can segment their orders by utilizing multiple MPIDs, and non-broker-dealer Direct Subscribers sending liquidity-taking orders can segment their orders by utilizing multiple GSIDs.

In addition to using multiple MPIDs or GSIDs for purposes of GSCO's Mark-out Analysis and Taker Category assignment, a Direct Subscriber (whether broker-dealer or non-broker-dealer) sending liquidity-taking orders can further segment its order flow by using one or more Taker Tokens. A Taker Token is an indicator a Direct Subscriber can attach to an order. As described below, GSCO will conduct its Mark-out Analysis on orders with the same Taker Token attached to them (i.e., orders with the same Taker Token attached to them are analyzed as a group and, accordingly, will be mapped to the same Taker Category). A Direct Subscriber can utilize multiple Taker Tokens. Specifically, through the use of Taker Tokens, a Direct Subscriber can further segment its orders associated with a particular MPID or GSID in various manners such as to segment business units, particular underlying customers, or child orders associated with particular trading strategies.

For example, a broker-dealer Direct Subscriber could route orders to Sigma X2 under one MPID and have three Taker Tokens associated with that one MPID--one for its market making desk, one for its wealth management desk, and one for the remainder of its order flow.

GSCO, as a Direct Subscriber, can elect to segment its order flow by attaching a Taker Token to each order it routes to Sigma X2. Like other Direct Subscribers, GSCO can apply these Taker Tokens in various manners including to segment particular Indirect Subscribers or child orders associated with GSCO's or Indirect Subscribers' use of particular GSCO algorithmic or SOR routing strategies. With respect to child orders associated with GSCO algorithmic or SOR routing strategies, each liquidity-taking order will be associated with a Taker Token that is mapped to a Taker Category in accordance with the results of the Mark-out Analysis.

TAKER TOKENS AND "INDIVIDUAL" VS. "AGGREGATE" EXECUTION THRESHOLDS:

As described below, where a Direct Subscriber utilizes Taker Tokens to further segment its order flow, GSCO will conduct a Mark-out Analysis of the Direct Subscriber's Taker Token liquidity-taking executions (where it has sufficient data), on an individual Taker Token basis, or, on an aggregated basis, to determine the appropriate Taker Category for the Taker Token orders.

Any new Taker Token used by a Direct Subscriber after GSCO performs its most recent Mark-out Analysis will be defaulted to a Taker Category, as described below, until the individual Taker Token is associated with a sufficient number of executions for GSCO to perform a Mark-out Analysis for the individual Taker Token.

A Direct Subscriber must have sufficient transaction history associated with an individual Taker Token for GSCO to perform a Mark-out Analysis of orders associated with that Taker Token. Specifically, to perform the Mark-out Analysis on a particular Taker Token, the number of executions effected by a Subscriber under that Taker Token must equal or exceed an amount determined by GSCO. When the number of executions for the specific Taker Token reach the threshold established by GSCO ("Individual Execution Threshold"), GSCO will conduct a Mark-out Analysis of that Taker Token and will assign orders associated with that Taker Token to the corresponding Taker Category (i.e., "a," "b," or "c"). GSCO will perform the Mark-out Analysis on the individual Taker Token as soon as the Individual Execution Threshold is satisfied - - i.e., there is no minimum or maximum number of days over which the Individual Execution Threshold must be satisfied.

If an individual Taker Token does not reach the Individual Execution Threshold and, therefore, GSCO cannot conduct a Mark-out Analysis of that Taker Token ("Insufficient Taker Token"), GSCO will calculate the Direct Subscriber's aggregate number of executions. If the aggregate executions, inclusive of all Taker Tokens associated with the corresponding MPID or GSID reach the threshold number of executions established by GSCO ("Aggregate Execution Threshold"), GSCO will perform the Mark-out Analysis for the aggregate executions and will default the Insufficient Taker Token orders to the appropriate Taker Category based on the aggregate analysis. GSCO will perform the Mark-out Analysis in this circumstance as long as the Aggregate Execution Threshold is satisfied -- there is no minimum or maximum number of days over which the Aggregate Execution Threshold must be satisfied

Note, if and when the executions associated with an Insufficient Taker Token reach or exceed the Individual Execution Threshold, GSCO will then, at that time, analyze and map the individual Taker Token to a Taker Category. Finally, if the Direct Subscriber's trading activity for the individual Taker Token does not satisfy the Individual Execution Threshold and the Direct Subscriber does not satisfy the Aggregate Execution Threshold either, GSCO will assign Taker Category "b" to the Insufficient Taker Token orders as a default. The Taker Token execution thresholds necessary for a Mark-out Analysis to be performed, whether on an individual Taker Token or on an aggregated basis, are uniformly applicable to all Direct Subscribers. Both the Individual Execution Threshold and the Aggregate Execution Threshold are subject to GSCO's discretion and may change from time-to-time.

The following are examples of the mark-out assessments discussed above. For the purposes of the examples, assume an Individual Execution Threshold of 200 executions and an Aggregate Execution Threshold of 600 executions.

Example A:
- Direct Subscriber XYZ utilizes one Taker Token associated with 550 executions. The Direct Subscriber's executions exceed the Individual Execution Threshold.
- Therefore, GSCO will conduct a Mark-out Analysis and map the Taker Token orders to the appropriate Taker Category.

Example B:
- Direct Subscriber XYZ utilizes one Taker Token associated with 30 executions. The Direct Subscriber's executions fall below the Individual Execution Threshold (i.e., the Taker Token is an Insufficient Taker Token).
- If the Direct Subscriber does not have any additional executions that can be aggregated, GSCO will default the Taker Token orders to Taker Category "b."

Example C:
- Direct Subscriber XYZ utilizes two Taker Tokens. Taker Token 1 is associated with 550 executions, which exceed the Individual Execution Threshold. GSCO will conduct a Mark-out Analysis and map Taker Token 1 orders to the appropriate Taker Category.
- The Direct Subscriber's Taker Token 2 is associated with 30 executions, which fall below the Individual Execution Threshold (i.e., Taker Token 2 is an Insufficient Taker Token). GSCO will aggregate Taker Token 2 executions with the Direct Subscriber's other Taker Token executions (in this example, with Taker Token 1 executions). Subscriber's total executions fall below the Aggregate Execution Threshold (550 + 30 = 580). Therefore, GSCO will default Taker Token 2 orders to Taker Category "b."

Example D:
- Direct Subscriber XYZ utilizes two Taker Tokens. Taker Token 1 is associated with 550 executions, which exceed the Individual Execution Threshold. GSCO will conduct a Mark-out Analysis and map Taker Token 1 to the appropriate Taker Category.
- The Direct Subscriber's Taker Token 2 is associated with 130 executions, which fall below the Individual Execution Threshold (i.e., Taker Token 2 is an Insufficient Taker Token). GSCO will aggregate Taker Token 2 executions with the Direct Subscriber's other Taker Token executions (in this example, with Taker Token 1 executions). Subscriber's total executions exceed the Aggregate Execution Threshold (550 + 130 = 680). GSCO will conduct a Mark-out Analysis and map Taker Token 2 orders to the appropriate Taker Category based upon the aggregate analysis.

Item 14:   Counter-Party Selection

a. Can orders or trading interest be designated to interact or not interact with certain orders or trading interest in the NMS Stock ATS (e.g., designated to execute against a specific Subscriber's orders or trading interest or prevent a Subscriber's order from executing against itself)? If yes, explain the counter-party selection procedures, including how counter-parties can be selected, and whether the designations affect the interaction and priority of trading interest in the ATS

For Firm and Conditional orders, Participants can limit the counterparties with which their orders interact through the use of: (i) certain order parameters and conditions (e.g., use of MinQty to specify a minimum quantity for execution against any single contra order or use of Affiliate-Match Prevention to block a match with an affiliated Participant) (See Part III, Item 11.c.). For Firm orders only, counterparties can be limited by the and (ii) the Counterparty Classification Framework (e.g., to allow liquidity-providing Participants to designate the category or categories of liquidity-taking orders with which they may interact) (See Part III, Item 13.a.).   Additionally, a Direct Subscriber can limit the interaction of Firm orders with Conditional orders on an order by order basis or opt-out at the FIX session level (See Part III, Item 9.a.)

Item 15:   Display

b. Are Subscriber orders and trading interest bound for or resting in the NMS Stock ATS displayed or made known to any Person (not including those employees of the NMS Stock ATS who are operating the system)? If yes, explain the display procedures, including how and when Subscriber orders and trading interest are displayed, how long orders and trading interest are displayed, what information about orders and trading interest is displayed, and the functionality of the Broker-Dealer Operator and types of market participants that receive the displayed information.

GSCO does not display Sigma X2 Firm or Conditional orders to Participants or outside of Sigma X2. Indirect Subscribers' Firm and Conditional orders can pass through GSCO's SOR, either directly, or, indirectly through the use of a GSCO algorithm, before accessing Sigma X2. GSCO's SOR is aware of orders it has posted in all venues, including Sigma X2. The SOR uses knowledge of such Firm orders to predict venue-level fill rates. This data is not communicated outside of the SOR. Alternatively, Indirect Subscribers' DMA orders directed to Sigma X2 pass through the GSCO DMA System. The DMA System does not use knowledge of such order information.
Separately, certain personnel (e.g., Execution Coverage for Indirect Subscribers) have access to such Indirect Subscriber orders in the same manner that they have access to information about the orders of their clients routed to other market centers (See Part II, Item 7.d.).
As outlined in Part III, Item 9.a, if a match is found for a Conditional order, an invitation to trade, known as a Firm Up Request, is sent to the Participant. The Firm Up Request will contain a unique Firm Up ID, the quantity of the conditional match, and the order details of the Conditional order to which it relates (e.g., price). Other than the quantity of the conditional match, no other details of the matching contra-side order are transmitted on the Firm Up Request.